SpringBig Holdings, Inc.
621 NW 53rd Street
Suite 260
Boca Raton, Florida 33487

May 16, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kyle Wiley Jan Woo

Re:	SpringBig Holdings, Inc.
Registration Statement on Form S-1
File No. 333-271353

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 11, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 4:00 p.m., Eastern Time, on May 15, 2023, or as soon as practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at that date and time and we hereby formally withdraw our request for acceleration of that effective date.

Please contact Aslam A. Rawoof of Benesch Friedlander Coplan & Aronoff LLP at (646) 328-0498 or arawoof@beneschlaw.com with any questions you may have concerning this matter.

Very truly yours,

/s/ Paul Sykes
Chief Financial Officer, SpringBig Holdings, Inc.

cc:	William E. Doran, Benesch Friedlander Coplan & Aronoff LLP Aslam A. Rawoof, Benesch Friedlander Coplan & Aronoff LLP